Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One:
Wells Fargo Director Outlook Series II/IIR

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
Wells Fargo Director Outlook Series II/IIR

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three:
Wells Fargo Director M Outlook

December 1, 2022 update to product notice dated May 2, 2022

This update is for informational purposes and requires no action on your part.

At a meeting held on November 15-16, 2022, the Board of Trustees of the Allspring Variable Trust Funds approved the following name changes effective on or about May 1, 2023:

Current Fund Name	New Fund Name effective on or about May 1, 2023:
Allspring VT Discovery Fund	Allspring VT Discovery SMID Cap Growth Fund
Allspring VT Omega Growth Fund	Allspring VT Discovery All Cap Growth Fund
This update should be retained for future reference.
HV-7951